To Our Stockholders, Employees, Policyholders and Underwriters:

BY THE TIME the 2005 annual report is published and we convene our annual shareholders meeting in late May 2006, we will have released a DVD to memorialize the 60th anniversary of the Company’s beginning in 1946. We invite you to contact us via our web site, www.paula.com, to request a copy. We will gladly forward one to you at no cost. The DVD itself is professionally produced and the message of the Company is presented in the voice of current employees and managers – no actors were hired to narrate our story. Some of the archival footage is memorable to view and we also include commentaries from a few retirees.

We are in a people business. The DVD is about the people who are the “face” of PAULA Financial as we are viewed by customers and insurance companies.

Happy 60th Anniversary PAULA Financial!

A YEAR IN REVIEW: In 2005 the Company recorded another year of profitability and a 28% year over year earnings improvement. Earnings per share on a diluted basis in 2005 was $0.18 compared to $0.14 in 2004. We completed one acquisition in the first quarter of 2005, purchasing a 100% interest in a health benefits agency for our Sacramento operation, and the integration of the agency and its team has gone smoothly.

The macro moments of the 2005 insurance industry were not particularly memorable. Issues raised by Eliot Spitzer and Sarbanes-Oxley have not gone away but they were largely 2004 news playing out as expected in 2005. Consolidations are ongoing in both the distribution and underwriting sectors.

We did see the California State Compensation Fund (“SCIF”) reverse its 2004 “no profit share” position. In mid-2005 SCIF reinstated its profit share contract with its best agency producers, and retroactively to January 2005. In the first quarter of 2006 we have already received more than $420,000 of profit share commissions paid by SCIF. We anticipate a second 2005 installment of a comparable amount in the first quarter of 2007. I believe that this level of profit share payout by SCIF sends a couple messages: first, it signals the ongoing profitability of our portfolio with SCIF; second, it signals SCIF’s acknowledgement of the important role of the distributor as it bears upon SCIF’s self-interest – to attract and retain quality underwriting inventories.

In recent weeks (early 2006) SCIF has also announced an enhanced commission schedule making it more competitive with other insurance companies vying for workers’ compensation premiums in California.

At the risk of giving the reader the impression that PAULA Financial’s fortunes are closely tied to SCIF fortunes, it has been fair in recent years to acknowledge SCIF as a proxy for workers’ compensation opportunities in the State of California. Since California continues to define the Company’s revenue growth opportunity, and our agency has a large commercial insurance practice serving California employers, we have offered these few sentences about workers’ compensation market dynamics to help clarify and put a context on this subject which has been viewed as volatile – current facts aside.

Confusion is never good for sales and is even harder on stock performance. PFCO earnings were up 28% in 2005 and the share price performance must be reflecting another point of view.

We believe the Company was viewed in recent periods as overly dependent on sales from the workers’ compensation sector. This notion, combined with Spitzer’s impact on profit share uncertainty and SCIF’s 2004 decision to cut commissions to agents, put a cloud on PFCO’s perceived ability to internalize these changes and still grow profits.

The Company set itself on a course in 2002 to diversify its revenue base and completed acquisitions in 2002, 2003 and 2005 consistent with this end. We also used technology and some old fashioned elbow grease to slave expenses, which have been reduced by more than $1,500,000 over the past three years (2004, 2005 and now 2006).

Guess what? Expenses are down, technology gains and training are vastly improved (the agency met its paperless goals in its commercial insurance practice in late 2005), and now– SCIF has retroactively reinstated its profit share contract, and it has just announced an improved commission schedule – whereby it will pay 25% more for profitable accounts in 2006 than it was willing to pay in 2004 before it cut its commission schedule!

What does this mean? It means the recent downward pressure on California workers’ compensation commissions is over. It also means other carriers seeking workers’ compensation premiums will have to compete more intensively for agency controlled inventories – especially so given the impressive underwriting gains being reported by insurers on California workers’ compensation results.

It also means the insurance industry has safely internalized the best insights of Spitzer’s scrutiny and has determined that profit share is not a bad business practice, but one which allows insurers to identify and retain good underwriting opportunities by incentivizing its best distributors to identify and service profitable accounts – which translates into reduced acquisition costs and stabilizes results for carriers, and further translates into healthy access to quality insurance companies for employers. This is all good.

Evidently, we had to go through the confusion to get past it.

Conclusion: the Company’s acquisition strategy will continue to emphasize more revenue diversification for the agency operations – because revenue diversification is a strategy to build a better insurance distribution business – not a defense against workers’ compensation. And now the Company’s workers’ compensation practice is as healthy as ever so it can hold its own as a contributor to the positive margin performance of the agency.

LOOKING FORWARD: In the past five years the agency’s standard commissions are up 65%. The acquisitions that are largely responsible for this increase are the most likely driver of future growth. The Company has a net operating loss carryforward (“NOL”) tax asset, allowing it to accumulate cash for investment. In 2005 we used $1.0 million of the NOL and added another $3.5 million in cash from operations.

We believe we will be able to continue to finance new acquisitions with internal cash resources. We have no current plans, given the trading range of the stock to use Company shares as currency in any deal.

In fact, the Company is an active acquirer of its own shares. In the past twelve months we have repurchased more than 160,000 shares at an average cost below $2.00 per share. Given the current trading float of the stock, this means we are actively seeking share repurchase opportunities on an ongoing basis. In the next few years we could acquire additional shares, and we will if this use of cash continues to be as efficient as it has been in the recent twelve months.

Our current bank debt is now below $800,000. We maintain this small amount of leverage given the favorable cost of funds, but we may reduce bank debt to zero by the end of 2007.

Given our current cash position, the Company’s ability to cover its existing quarterly share dividend plan is more than adequate.

THE PUBLIC COMPANY QUESTION: Why hold PFCO as an investment? Are we too small to be NASDAQ listed?

PFCO is a holding company. That’s all. So “buying” PFCO has to represent a different type of investment calculus. It does.

PFCO owns 100% of Pan American Underwriters. Pan American Underwriters (“PAU”) is the gem worth owning. PAULA Financial has no employees and no operating assets per se. It is worth knowing because of the company it keeps – PAU.

Being public in today’s environment is challenging – it is not, however, without its merits.

Because we are public we have a channel to a large universe of investors.

As a public company, we do not think about internal liquidity issues related to ESOPs or retiring employees who may own stock. We used to think about these matters and they are distracting. Management today is focused on one idea: the business plan fulfillment of Pan American Underwriters. Nothing else.

This is not to say that the Company is prepared to remain public at any cost. Management and the board of directors remain open about such matters. But keep in mind, in our current structure as a public company, we hold a tax asset, an NOL, which we would substantially impair if we were to privatize or experience a change of control. We do not live for our NOL, but all current investors of PFCO benefit from its impact on cash accumulation.

As acquisitions continue their important role in the agenda of the Company, our ability to generate and retain cash is hugely beneficial to keeping deals accretive and efficiently levered.

THINK ABOUT PFCO THIS WAY: it owns the equivalent of a “private” business called Pan American Underwriters—whose expenses are currently under control, whose management is tested (its CEO celebrated his 30th anniversary with the Company in 2005), whose EBITDA margins on a stand alone basis (netting out the public company burden) are approaching 25% – and whose standard commissions are up 65% in the past five years. If we were ever going to “sell” our first inclination would not be to sell PFCO – but only PAU!  The value of PAU as its own entity would not carry with it any discounts for PFCO or public company burdens. If you seek to understand the value of PFCO, you need look no further than the PAU agency before it is consolidated with the holding company.

PAU, not PFCO, has successfully identified, completed and integrated acquisitions over a period of years that have diversified its sources of revenue and grown top line – acquisitions that have also delivered key leadership assets for our future development! Today’s President of PAU, Roberts Underwood, came by way of an acquisition, as did our SVP of Benefits, Fred Besana, SVP Jim Chenu, and our current Crop Insurance Division President, Jack Roudebush. We have also recruited our EVP, Elizabeth Ming, through these relationship gains. These talented and recent arrivals have joined long-term PAU resources like Steve Martin, Abel Almanza, John Montaño and Efren Gonzalez – each with more than 20 years of PAU experience; and Joe O’Brien, with only 17 years of service with PAU, to complete the indigenous leadership base which supports Underwood, Besana, Chenu, Roudebush and Ming. The Company’s strategy for growth has recognized both the value of engaging new blood and the importance of stewarding and perpetuating an intact corporate culture.

WHERE ARE WE HEADED?  We have tasked ourselves to double the agency’s top line in the next five years or sooner, while protecting margins along the way. This should place PAU squarely among the top 100 agencies in the country. (Currently our total revenues place us somewhere between position 100 and 125 nationally).

We plan to actively repurchase shares in the marketplace so long as we consider the current trading range of PFCO stock to be significantly discounted relative to the enterprise value of its PAU agency operation.

We also intend to aggressively identify and complete acquisitions and finance them with internal resources without diluting current holders.

The perpetuation of our dividends to holders has broad support at the PFCO board level. The board has discussed criteria by which it would expand the dividend payout and the current thinking is inclined to link the potential for increases to the dividend to successfully completed acquisitions, which produce additional cash flow.

Consistent with these goals, 2005 also represented new recruiting to our PAULA Financial board of directors. Mssrs. Hal Sandstrom and Larry Hayes joined the PFCO board over the summer. Each of these gentlemen hail from investment banking careers with an emphasis on insurance businesses. We expect these two additions to the board to help govern the Company responsibly as they add value to our M&A network. Mr. Peter Beard joined the board in January 2006 and as an attorney and Fannie Mae Foundation executive, Mr. Beard offers both independent and out of industry perspective we find useful and additive.

Until 2005 the M&A activity of the Company fell almost exclusively to one person, yours truly. While I have always relied upon a willing and capable management team to help with integration issues, I have never actively engaged other managers in the deal process before it was largely concluded and ready for the attorneys. As the M&A focus for the Company grows in relative importance, other resources to assist our current acquisition candidate processes will be necessary. In 2005 the Company engaged the services of Jack Hunn, an individual, and Franklin Hamilton, a company, to help identify M&A candidates. In each instance the Company was introduced to target agencies leading to the presentation of Letters of Intent to acquire – even though we did not close any transactions in the last half of 2005. The PFCO board has recently introduced the Company to Gill & Roesner of New York, and engagement discussions are in the early stages as of this writing.

We believe we are an attractive end game for talented insurance agencies seeking to scale skills and financial resources – because we are still operated by individuals who have built a capable insurance distribution company. We think the best agency acquisition candidates today are run by entrepreneurs who like to build – and who do not relish the idea of being sold. We seem to wear well with potential sellers of this stripe because they appreciate the sweat equity and attitude that comes by way of building a business one customer at a time, in our instance, for 60 years. While it is our clearly stated goal to grow – we are not just seeking to be bigger – but also to be better. We think being better is as much about leadership and culture as it is about the numbers.

You are PFCO shareholders for reasons I have cited, and others of your own design. We wish to thank you for your interest and support of the Company. We invite you to be part of our success – and if you have the ability to refer us to contacts consistent with our stated objectives, please consider calling me directly at (626) 844-7400. It is not toll free, but it is my direct line. Do consider asking for a copy of our 60th anniversary DVD as well.

Yours truly,

Jeffrey A. Snider

Chairman & CEO

P.S. Have you ever wondered how much of the Company is owned by insiders? I find it frustrating to get this information from investor oriented web sites, so I thought I would simply spell it out for our readership based on what we know, and who we define as insiders:

Jeffrey A. Snider, Chairman PFCO 2,084,000

Roberts Underwood, President PAU 472,000

Jim Chenu, SVP PAU 123,000

Larry Hayes, PFCO Director 118,000

Hal Sandstrom, PFCO Director 106,000

Jim Parker, PFCO Director 85,000

Steve Martin, SVP PAU 66,000

All other employees 300,000

The above share information includes shares subject to option agreements. For more detailed information as to the composition of the above holdings, please refer to the Company’s proxy statement for its 2006 Annual Meeting.

PFCO 2005 Annual Report

Inset 1

For more than fifty years Pan American Underwriters has sent a calendar to customers each December. The calendar is comprised of separate small pages, one for each month, all stapled to a maroon colored stiff backing which stands upright if the cardboard foldout on the back panel is pulled into position. It has become harder and harder to find a printer who will produce the calendar each year because it is small and very simple (and not very expensive).

Across the front of the calendar, just above the small page for the days of the month, is a list of Pan American Underwriter offices. In the early years the list had two names, Los Angeles and El Centro. Then came Phoenix and Woodland. Fresno, Indio (now Coachella), and Blythe followed. Over the years Santa Maria, Salinas, Yuma, Sacramento and Bakersfield crowded the small masthead of the calendar.

One year we advised our oldest customers we were considering a new design to the simple, inexpensive, maroon foldout calendar. To a person we were advised not to change it—the calendar took up very little desk space and the phone numbers of our offices was considered to be handy.

When the agency started in 1946 houses were wired with knob and tube, telephone lines in rural California and Arizona were party lines,  insurance policies were relatively simple—the first health insurance policy Pan American Underwriters sold in the 1950s specifically designed for farm labor cost $0.50 per month for each individual insured—and the policy paid a $0.10 commission.

We have already ordered our 2007 calendars for distribution late this year. They are small, maroon, they foldout, each month has a separate page which one can tear off, and the offices and phone numbers crowd the masthead.

Inset 2

The founder of PFCO, Armand C. Feichtmeir, was convinced he was present at the planting of an acorn when Pan American Underwriters, the insurance agency, was conceived—and he was confident the little agency would someday grow into a mighty oak.

Now in its sixtieth year of continuous operations, the insurance agency, started by Armand and his wife Peggy in downtown Los Angeles after WW II, is thriving thanks to their stewardship in the early days and the loyalty of many many customers.

The first policy Armand sold in 1946 was a fire policy. The insurance company was San Francisco based Fireman’s Fund and the annual premium was $6.00. In the first year of the agency’s seventh decade, Pan American Underwriters will likely sell thousands of

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policies totaling more than $250,000,000.00 of premiums. The little acorn has survived its founder by holding to a legacy of service and fair dealing. Armand regularly reminded the employees to make sure every policy sold was fair to the customer and fair to the underwriter. It may explain the longevity of Pan American Underwriters en route to becoming a mighty oak.

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